SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934*
Saker Aviation Services, Inc. _____________________________________________________
(Name of Issuer)
Common Stock, par value $0.001 per share _____________________________________________________
(Title of Class of Securities)
32025R104 _____________________________________________________
(CUSIP Number)
Marc Chodock Arvice Capital Management, LLC 110 East 25th St., 3rd Floor New York, New York 10011 917.885.2996 _____________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to:
Robb L. Tretter Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036-8704 212.596.9512
January 30, 2015 ___________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 32025R104

(1)           NAME OF REPORTING PERSON: Marc Chodock

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)	SOLE VOTING POWER: 0

(8)	SHARED VOTING POWER: 3,000,000

(9)	SOLE DISPOSITIVE POWER: 0

(10)	SHARED DISPOSITIVE POWER: 3,000,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,000,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.06%

(14)	TYPE OF REPORTING PERSON: IN

CUSIP NO.: 32025R104

(1)           NAME OF REPORTING PERSON: ACM Value Opportunities Fund I, LP

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)	SOLE VOTING POWER: 0

(8)	SHARED VOTING POWER: 3,000,000

(9)	SOLE DISPOSITIVE POWER: 0

(10)	SHARED DISPOSITIVE POWER: 3,000,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,000,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.06%

(14)	TYPE OF REPORTING PERSON: OO (Delaware Limited Partnership)

CUSIP NO.: 32025R104

(1)           NAME OF REPORTING PERSON: ACM Value Opportunities Fund I GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)	SOLE VOTING POWER: 0

(8)	SHARED VOTING POWER: 3,000,000

(9)	SOLE DISPOSITIVE POWER: 0

(10)	SHARED DISPOSITIVE POWER: 3,000,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,000,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.06%

(14)           TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

CUSIP NO.: 32025R104

(1)           NAME OF REPORTING PERSON: Arvice Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)	SOLE VOTING POWER: 0

(8)	SHARED VOTING POWER: 3,000,000

(9)	SOLE DISPOSITIVE POWER: 0

(10)	SHARED DISPOSITIVE POWER: 3,000,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,000,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.06%

(14)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Saker Aviation Services, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 20 South Street, Pier 6 East River, New York, New York 10004.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by (i) ACM Value Opportunities Fund I, LP, a Delaware limited partnership (the “Fund”), with respect to the shares of Common Stock directly owned by it; (ii) ACM Value Opportunities Fund I GP, LLC, a Delaware limited liability company  (the “General Partner”), as general partner of the Fund, with respect to the shares of Common Stock directly owned by the Fund, (iii) Arvice Capital Management, LLC, a Delaware limited liability company (the “Manager”), as manager of the Fund, with respect to the shares of Common Stock directly owned by the Fund; and (iv) Mr. Marc Chodock (“Mr. Chodock”), as managing member of the Manager, with respect to the shares of Common Stock directly owned by the Fund.  The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each of the Reporting Persons is 110 East 25th St., 3rd Floor, New York, New York 10011.

(c) The principal business of the Fund is serving as a private investment fund formed for the purpose of investing in a portfolio of securities.  The principal business of the General Partner is serving as general partner of the Fund.  The principal business of the Manager is providing investment management services, including serving as the manager of the Fund.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Fund is organized under the laws of the state of Delaware.  The General Partner is organized under the laws of the State of Delaware. The Manager is organized under the laws of the state of Delaware.  Mr. Chodock is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the Issuer beneficially owned by the Reporting Persons was acquired in the open market with working capital set aside for the general purpose of investing (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares based on the Reporting Persons’ belief that the Shares, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)              Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.

1.	The Fund beneficially owns 3,000,000 shares of Common Stock, which represents 9.06% of the outstanding Common Stock.

2.	The General Partner beneficially owns 3,000,000 shares of Common Stock, which represents 9.06% of the outstanding Common Stock.

3.	The Manager beneficially owns 3,000,000 shares of Common Stock, which represents 9.06% of the outstanding Common Stock.

4.	Mr. Chodock beneficially owns 3,000,000 shares of Common Stock, which represents 9.06% of the outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 33,107,610 outstanding shares of Common Stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

(b)              The table below sets forth for each Reporting Person the numbers of shares of Common Stock for which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, of the Common Stock:

	The Fund	The General Partner	The Manager	Mr. Chodock
Sole Power to Vote/Direct Vote	0	0	0	0
Shared Power to Vote/Direct Vote	3,000,000	3,000,000	3,000,000	3,000,000
Sole Power to Dispose/Direct Disposition	0	0	0	0
Shared Power to Dispose/Direct Disposition	3,000,000	3,000,000	3,000,000	3,000,000

(c)           The transactions in the Shares on behalf of the Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)           No person other than each respective owner of Common Stock referred to in this Statement is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 9, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2015

ACM VALUE OPPORTUNITIES FUND I, LP
By: ACM Value Opportunities Fund I GP, LLC, its general partner

By:   /s/ Marc Chodock
Name:  Marc Chodock
Title:    Managing Member

ACM VALUE OPPORTUNITIES FUND I GP, LLC

By:   /s/ Marc Chodock
Name:  Marc Chodock
Title:    Managing Member

ARVICE CAPITAL MANAGEMENT, LLC

By:   /s/ Marc Chodock
Name:  Marc Chodock
Title:    Managing Member

/s/ Marc Chodock
Marc Chodock

Schedule A
Transactions in the Shares During the Past Sixty Days
ACM VALUE OPPORTUNITIES FUND I, LP

Shares of Common Stock Purchased / (Sold)	Price Per Shares ($)	Date of Purchase / Sale

110,000.00	0.083	December 22, 2014
110,000.00	0.085	December 22, 2014
110,000.00	0.083	December 22, 2014
20,000.00	0.082	December 22, 2014
36,500.00	0.082	December 23, 2014
110,000.00	0.083	December 23, 2014
9,000.00	0.082	December 24, 2014
10.00	0.082	December 29, 2014
28,570.00	0.085	January 6, 2015
500.00	0.090	January 7, 2015
(5,000.00)	0.065	January 8, 2015
10,420.00	0.074	January 16, 2015
500.00	0.110	January 22, 2015
2,000.00	0.101	January 27, 2015
178,800.00	0.119	January 27, 2015
(25,000.00)	0.100	January 27, 2015
100,000.00	0.128	January 28, 2015
60,000.00	0.130	January 28, 2015
5,000.00	0.130	January 28, 2015
9,000.00	0.130	January 28, 2015
(5,300.00)	0.130	January 28, 2015
500,000.00	0.115	January 30, 2015
500,000.00	0.115	January 30, 2015
390,200.00	0.115	January 30, 2015
8,508.00	0.115	January 30, 2015
62,700.00	0.129	February 3, 2015
9,800.00	0.130	February 3, 2015
3,792	0.141	February 3, 2015

Ex 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing on behalf of each of them of the Statement on Schedule 13D with respect to the shares of Common Stock, $.001 par value per share, of Saker Aviation Services, Inc. and any further amendments to such statement on Schedule 13D executed by each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 9, 2015.

ACM VALUE OPPORTUNITIES FUND I, LP
By: ACM Value Opportunities Fund I GP, LLC, its general partner

By:   /s/ Marc Chodock
Name:  Marc Chodock
Title:    Managing Member

ACM VALUE OPPORTUNITIES FUND I GP, LLC

By:   /s/ Marc Chodock
Name:  Marc Chodock
Title:    Managing Member

ARVICE CAPITAL MANAGEMENT, LLC

By:  /s/ Marc Chodock
Name:  Marc Chodock
Title:    Managing Member

/s/ Marc Chodock
Marc Chodock